UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Midwest Energy Emissions Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

59833H101
(CUSIP Number)

Alterna Core Capital Assets Fund II, L.P.

Richard Bertkau

c/o Alterna Capital Partners LLC

15 River Road, Suite 320

Wilton, Connecticut 06897

Telephone: (203) 210-7333

with a copy to:

Vanessa J. Schoenthaler, Esq. Qashu & Schoenthaler LLP 295 Madison Avenue, 12th Floor New York, New York 10017 Telephone: (646) 274-1450
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833H101

1.	Name of Reporting Person

Alterna Core Capital Assets Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

PN, HC

2

CUSIP No. 59833H101

1.	Name of Reporting Person

AC Midwest Energy LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

OO

3

CUSIP No. 59833H101

1.	Name of Reporting Person

Alterna Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IA, OO

4

CUSIP No. 59833H101

1.	Name of Reporting Person

Alterna General Partner II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IA, OO

5

CUSIP No. 59833H101

1.	Name of Reporting Person

Harry V. Toll

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

6

CUSIP No. 59833H101

1.	Name of Reporting Person

James C. Furnivall

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

7

CUSIP No. 59833H101

1.	Name of Reporting Person

Eric M. Press

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

8

CUSIP No.	59833H101

1.	Name of Reporting Person

Roger P. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

9

CUSIP No.	59833H101

1.	Name of Reporting Person

Earle Goldin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [X]
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

0
	8.	Shared Voting Power

29,125,656
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power
29,125,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,125,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

38.15%

14.	Aggregate Amount Beneficially Owned by Each Reporting Person

IN

10

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No.2”) is being filed jointly by Alterna Capital Partners LLC, a Delaware limited liability company (“Alterna”), Alterna General Partner II LLC, a Delaware limited liability company (the “Fund II General Partner”), Alterna Core Capital Assets Fund II, L.P., a Delaware limited partnership (the “Fund II”), AC Midwest Energy LLC, a Delaware limited liability company (“AC Midwest”), Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin (together with Alterna, Fund II General Partner, Fund II and AC Midwest the “Reporting Persons”) and relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Midwest Energy Emissions Corp., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 25, 2014 (the “Original 13D”), as amended and supplemented by Amendment No.1 to the Original 13D filed by the Reporting Persons with the SEC on March 23, 2015 (“Amendment No.1” and, together with the Original 13D, the “Existing Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Existing Schedule 13D. Except as otherwise specifically amended in this Amendment No. 2, items in the Existing Schedule 13D remain unchanged.

As of September 9, 2015, the Reporting Persons may be deemed to beneficially own an aggregate of 29,125,656 shares of Common Stock, representing approximately 38.15% of the issued and outstanding shares of the Issuer’s Common Stock.

Item 1. Security and Issuer

The second sentence of Item 1 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The principal executive offices of the Issuer are located at 670 D Enterprise Drive, Lewis Center, Ohio 43035.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons are filing this Amendment No. 2 to report a change in beneficial ownership percentage resulting from an increase in the issued and outstanding shares of the Issuer’s Common Stock. Accordingly, Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, as filed with the SEC on August 14, 2015, an aggregate of 47,223,390 shares of Common Stock were issued and outstanding as of August 14, 2015.

Based on the foregoing, as of September 9, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 29,125,656 shares of Common Stock, which includes: (i) 16,346,982 shares of Common Stock issuable upon conversion of the Amended and Restated Note (the “Conversion Shares”); (ii) 278,674 shares of Common Stock issuable upon conversion of PIK Interest that will accrue on and become payable under the Note within sixty days of the date hereof (the “PIK Interest Shares”); and (iii) 12,500,000 shares of Common Stock issuable upon exercise of the Warrant (the “Warrant Shares” and together with the Note, Conversion Shares, Warrant, PIK Interest Shares, any 2013 Secured Notes acquired by AC Midwest, and any shares of Common Stock issuable upon conversion of any 2013 Secured Notes so acquired, collectively, the “Subject Securities”), representing approximately 38.15% of the Issuer’s outstanding Common Stock.

AC Midwest directly holds (or upon issuance or acquisition, as applicable, will directly hold) and has the power to vote and dispose of the Subject Securities.

Fund II, owns all of the outstanding equity interests of AC Midwest, accordingly Fund II may be deemed to beneficially own the Subject Securities held by AC Midwest.

11

Alterna, in its capacity as investment advisor to Fund II, has the ability to direct the investment decisions of the Fund II, including the power to vote and dispose of securities held by AC Midwest, accordingly Alterna may be deemed to beneficially own the Subject Securities held by AC Midwest.

Fund II General Partner, in its capacity as the general partner of Fund II, has the ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held by AC Midwest, accordingly Fund II General Partner may be deemed to beneficially own the Subject Securities held by AC Midwest.

Each of Messrs. Toll, Furnivall, Press and Miller, by virtue of their role as managing members of Alterna, and Mr. Goldin, by virtue of his role as a member of Alterna, may be deemed to have the shared power regarding the vote and disposition of securities held by AC Midwest, accordingly each may be deemed to beneficially own the Subject Securities held by AC Midwest.

(c) Except as set forth in this Amendment No. 2 and in the Reporting Persons’ Forms 4 filed with the SEC on August 3, 2015 and September 2, 2015, there have been no transactions in the Issuer’s Common Stock by any of the Reporting Persons within the last sixty days.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015

Alterna Capital Partners LLC

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

Alterna General PArtner II LLC

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

Alterna Core Capital Assets Fund II, L.p.

By:	Alterna General Partner II, LLC
Its:	General Partner

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

AC Midwest Energy LLC

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

HARRY V. TOLL

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

James C. Furnivall

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

ERIC M. PRESS

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

ROGER P. MILLER

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

EARLE GOLDIN

By:	/s/ Richard Bertkau
Richard Bertkau
Attorney-in-Fact

13